

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 26, 2010

Arne Dunhem
Chief Executive Officer
Elsinore Services, Inc.
3400 International Drive, N.W.
Suite 2K-300
Washington, D.C. 20008-3006

> **Re:** **Elsinore Services, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed May 20, 2010**
> **File No. 333-165949**

Dear Mr. Dunhem:

We have reviewed your amended filing and response letter dated May 20, 2010, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. We note your response to comment one in our letter dated May 4, 2010. Without more detail, we cannot agree or disagree with your conclusion that you are not a "shell company," as defined in Rule 405 promulgated under the Securities Act of 1933. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this disclosure from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.

2. Please revise your prospectus summary to disclose the representations you make in the last two sentences of your response to comment one in our letter dated May 4, 2010,

including that the company and its management and directors do not presently intend or contemplate engaging in a reverse acquisition or reverse merger in the future.

Risk Factors, page 7

Certain of our executives have limited experience…, page 9

3. We note that you created a new risk factor in response to comment eight in our letter dated May 4, 2010. Please note that it is generally inappropriate to include mitigating language in your risk factor discussions, such as clauses that begin with "while," "although" or "however." Revise to delete all such mitigating language.

Statement of Cash Flows, page F-7

4. It is unclear to us why you are reporting cash provided by operating activities if you have not generated any revenues from operations since inception through the period ending March 31, 2010. Any proceeds from stock issuances should be classified as financing activities. See ASC 230-10-45-14.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are aware
of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities
specified in the above registration statement. We will act on the request and, pursuant to
delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

   Please contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Jay Knight, Staff
Attorney, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me
at (202) 551-3810 with any other questions.

                                                    Sincerely,

                                                    /s/ Larry Spirgel

                                                    Larry Spirgel
                                                    Assistant Director

cc: via fax at (202) 318-4486
        Neil R.E. Carr
        (Babirak Carr, P.C.)